

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 18, 2010

Michael J. Perik
Chief Executive Officer
The Princeton Review, Inc.
111 Speen Street
Framingham, MA 01701

       Re: The Princeton Review, Inc.
         Preliminary Proxy Statement on Schedule 14A
         Filed April 21, 2010
         File No. 0-32469

Dear Mr. Perik:

    We have completed our review of your filing and have no further comments at this time.

                     Sincerely,
                     /s Celeste Murphy, for

                     Larry Spirgel
                     Assistant Director

Cc: Edward King, Esq.
      Via facsimile